UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Molson Coors Brewing Company

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

60871R 10 0

(CUSIP Number)

Scott M. Tayne, Esq.

Davies Ward Phillips & Vineberg LLP

900 Third Avenue

New York, NY 10022

(212) 308-8866

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This Amendment No. 7 to Schedule 13D amends: (a) the Schedule 13D (the "Schedule") filed jointly on February 22, 2005, by (i) Pentland Securities (1981) Inc. ("Pentland"), (ii) 4280661 Canada Inc. ("4280661"), (iii) Lincolnshire Holdings Limited ("Lincolnshire"), (iv) Nooya Investments Limited ("Nooya"), (v) BAX Investments Limited, (vi) DJS Holdings Ltd., (vii) Trust u/w/o Thomas Henry Pentland Molson, (viii) Eric Herbert Molson ("Eric Molson") and (ix) Stephen Thomas Molson ("Stephen Molson"), with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock") of Molson Coors Brewing Company ("Molson Coors" or the "Company"); (b) Amendment No. 1 thereto filed on January 3, 2006; (c) Amendment No. 2 thereto filed on July 21, 2009 by Pentland, 4280661, Lincolnshire, Nooya, Eric Molson and Stephen Molson (the "Reporting Persons"); (d) Amendment No. 3 thereto filed on September 15, 2009; (e) Amendment No. 4 thereto filed on December 8, 2009; (f) Amendment No. 5 thereto filed on May 25, 2010; and (g) Amendment No. 6 thereto filed on August 13, 2013. This Amendment No. 7 is being filed to report certain transactions effected by a subsidiary of Lincolnshire involving Class B exchangeable shares of Molson Coors Canada Inc. ("Class B Exchangeable Shares") and shares of Class B common stock of the Company ("Class B Common Stock"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings previously set forth in the Schedule and, unless amended hereby, all information previously filed remains in effect.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule is amended by adding the following at the end thereof:

The disclosure set forth in Item 6 of this Amendment No. 7 to the Schedule is incorporated by reference herein to this Item 4.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule is amended by adding the following at the end thereof:

On December 4, 2013, 4198832 Canada Inc., a wholly owned subsidiary of Lincolnshire ("4198832"), entered into an OTC forward contract and a related confirmation, supplemented by a notice dated December 9, 2013, that provided the price terms of the contract (collectively, the "Forward") with an unaffiliated third party ("Buyer") as part of a monetization transaction (the "Transaction"). As part of the Transaction, an affiliate of Buyer ("Bank") has agreed to make a zero coupon loan to 4198832 in the principal amount of US$15,444,000 (the "Loan") that is payable in cash at the settlement of the Forward. 4198832's obligations under the Loan will be secured by a senior pledge to the Bank of 400,000 Class B Exchangeable Shares and 4198832's rights under the Forward.

4198832's obligations under the Forward are secured by a subordinate pledge to Buyer of 400,000 Class B Exchangeable Shares. Under the senior and subordinate pledges, 4198832 may exchange the Class B Exchangeable Shares for a like number of shares of Class B Common Stock obtained in exchange for the Class B Exchangeable Shares, which will become subject to the pledges (any shares subject to the pledges, the "Pledged Shares"). 4198832 retained voting rights in the Pledged Shares and the right to any dividends or distributions paid in cash on the Pledged Shares in any year, up to US$1.28 per share.

The purchase date of the Forward is December 4, 2018 (the "Purchase Date"), and settlement of the Forward will occur three business days after the Purchase Date. The Forward provides for cash settlement. However, 4198832 may elect to switch from cash settlement to settling the Forward by delivering 400,000 Class B Shares to Buyer (and, depending upon the availability of certain exemptions from the prospectus requirements under Canadian securities laws elect to switch from physical settlement to cash settlement, and vice versa). Any such election must be made at least a specified number of days prior to the Purchase Date, which depends on whether the Pledged Shares comprise Class B Exchangeable Shares or shares of Class B Common Stock and on certain Canadian securities law considerations.

Under the Forward, the "Relevant Price" will equal the average of the volume-weighted average per share price of the Class B Common Stock for each of the five trading days immediately preceding the Purchase Date, and the "Forward Price" will equal the Relevant Price, subject to a cap price of US$62.47 ("Cap Price") and a floor price of US$48.31 ("Floor Price"). Accordingly, (i) if the Relevant Price is greater than or equal to the Cap Price, the Forward Price will be equal to the Cap Price, (ii) if the Relevant Price is less than or equal to the Floor Price, the Forward Price will be equal to the Floor Price, and (iii) if the Relevant Price is between the Floor Price and the Cap Price, the Forward Price will be equal to the Relevant Price.

The Forward Price is subject further to downward adjustment by the value of any dividends or distributions on the Pledged Shares made other than in cash.

Under cash settlement of the Forward: (i) if the Relevant Price is greater than the Forward Price, 4198832 will pay Buyer an amount equal to the difference between the Relevant Price and the Forward Price, multiplied by 400,000; (ii) if the Relevant Price is less than the Forward Price, Buyer will pay 4198832 an amount equal to the difference between the Forward Price and the Relevant Price, multiplied by 400,000; and (iii) if the Relevant Price is equal to the Forward Price, no payment will be due from either party, and the Forward will terminate. If the Forward is settled by physical delivery, 4198832 will deliver 400,000 shares of Class B Common Stock to Buyer, and Buyer will pay 4198832 an amount equal to 400,000 multiplied by the Forward Price.

On December 12, 2013, an OTC forward contract entered into by 4198832 and Buyer on November 20, 2008, reported in Amendment No. 2 to the Schedule, terminated without payment or delivery by either party. Additionally, on December 12, 2013, 4198832 repaid a zero coupon loan, also reported in Amendment No. 2 to the Schedule, in the amount of $16,028,000 to Bank, primarily with the proceeds of the Loan described above. The 400,000 Exchangeable Shares that secured 4198832’s obligations under the 2008 forward contract and loan comprise the Pledged Shares for the Transaction described above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2013

PENTLAND SECURITIES (1981) INC.

By:	/s/ Andrew Thomas Molson
Signature Name: Andrew Thomas Molson Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2013

4280661 CANADA INC.

By:	/s/ Andrew Thomas Molson
Signature Name: Andrew Thomas Molson Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2013

LINCOLNSHIRE HOLDINGS LIMITED

By:	/s/ Eric Herbert Molson
Signature Name: Eric Herbert Molson Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2013

NOOYA INVESTMENTS LIMITED

By:	/s/ Stephen Thomas Molson
Signature Name: Stephen Thomas Molson Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2013

/s/ Eric Herbert Molson
Eric Herbert Molson

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2013

/s/ Stephen Thomas Molson
Stephen Thomas Molson

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